Exhibit 12.1

DDR Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2010	2011	2012	2013	2014	2014	2015
Pretax (loss) income from continuing operations	$(122,886)	$(1,469)	$35,166	$24,571	$26,022	$49,487	$(218,394)

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$248,586	$249,907	$236,716	$242,614	$255,744	$129,824	$127,506
Appropriate portion of rentals representative of the interest factor	1,610	1,407	1,405	1,338	1,278	667	583

Total fixed charges	$250,196	$251,314	$238,121	$243,952	$257,022	$130,491	$128,089

Capitalized interest during the period	(12,232)	(12,693)	(13,327)	(8,789)	(8,678)	(3,987)	(3,199)
Amortization of capitalized interest during the period	7,855	8,278	8,722	9,015	9,304	4,574	4,705
Equity Company Adjustments	(5,600)	(13,734)	(35,250)	(6,819)	(10,989)	(6,621)	(1,703)
Equity Company Adjustments Distributed Income	7,334	9,424	13,165	15,116	10,749	3,314	4,021

Earnings before income taxes and fixed charges	$124,667	$241,120	$246,597	$277,046	$283,430	$177,258	$(86,481)

Ratio of earnings to fixed charges	(a)	(b)	1.0	1.1	1.1	1.4	(c)

(a)	Due to the pretax loss from continuing operations for the year ended December 31, 2010, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $125.5 million to achieve a coverage of 1:1.

The pretax loss from continuing operations for the year ended December 31, 2010, includes consolidated impairment charges of $84.9 million and losses on equity derivative instruments of $40.2 million, which together aggregate $125.1 million.

(b)	Due to the pretax loss from continuing operations for the year ended December 31, 2011, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $10.2 million to achieve a coverage of 1:1.

The pretax loss from continuing operations for the year ended December 31, 2011, includes consolidated impairment charges of $63.2 million and impairment charges of joint venture investments of $2.9 million, which together aggregate $66.1 million.

(c)	Due to the pretax loss from continuing operations for the six months ended June 30, 2015, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $214.6 million to achieve a coverage of 1:1.

The pretax loss from continuing operations for the six months ended June 30, 2015, includes consolidated impairment charges of $279.0 million, that are discussed in our Quarterly Report on Form 10-Q for the six months ended June 30, 2015.